EXHIBIT 99.2

Amendment Agreement

Suncor Energy Inc.

150 - 6th Avenue S.W., P.O. Box 2844

Calgary, Alberta

T2P 3E3

DELIVERED BY E-MAIL

January 13, 2023

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th floor

West Palm Beach, FL 33401

Dear Sirs / Madams:

Reference is made that that certain letter agreement (the “Agreement”), dated as of July 16, 2022, by and among Suncor Energy Inc., a Canadian corporation (the “Company”), Elliott Investment Management L.P., a Delaware limited partnership (“Elliott Investment”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and, together with Elliott Investment, Elliott Associates, Elliott International and their respective Affiliates, the “Investors”).

Each of the Company and the Investors hereby agrees that the words “provided, however, that such appointment shall be made no later than January 31, 2023” in paragraph 2 of the Agreement are hereby deleted and replaced with the following words: “provided, however, that such appointment shall be made no later than March 17, 2023 and the Investors shall designate the Additional Director no later than March 3, 2023”.

Except as explicitly set forth herein, all other terms of the Agreement shall be unmodified and remain in full force and effect. On and after the date hereof, each reference to the Agreement shall mean and be a reference to the Agreement as amended hereby, and this letter agreement and the Agreement shall be read together and construed as a single instrument. Paragraph 21 of the Agreement is hereby incorporated by reference in this letter agreement mutatis mutandis. This letter agreement may be executed by the parties in separate counterparts (including by fax, jpeg, .gif, .bmp and .pdf), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

[signature page follows]

If the terms of this letter agreement are in accordance with your understanding, please sign below, whereupon this letter agreement shall constitute a binding agreement among us.

Yours truly, SUNCOR ENERGY INC.

Per:	“Michael M. Wilson”
Name: Michael M. Wilson
Title: Chair of the Board

Acknowledged and agreed this 13th day of January, 2023.

ELLIOTT INVESTMENT MANAGEMENT L.P.

Per:	“Elliot Greenberg”
Name: Elliot Greenberg
Title: Vice President

ELLIOTT ASSOCIATES, L.P.

Per:	“Elliot Greenberg”
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

Per:	“Elliot Greenberg”
Name: Elliot Greenberg
Title: Vice President

[Signature Page to Amendment to Letter Agreement]